Exhibit 12

Ratio of Earnings to Fixed Charges

	Six Months Ended June 30,	Years Ended December 31,
($ in millions)	2004	2003	2002	2001	2000	1999
Earnings
Consolidated net income	$1,646	$2,793	$1,870	$1,786	$1,602	$1,527
Provision for income taxes	948	1,591	1,071	1,047	954	960
Minority interest in consolidated subsidiaries and loss from equity investees	1	58	60	67	24	26

Consolidated income before income taxes, minority interest and loss from equity investees	2,595	4,442	3,001	2,900	2,580	2,513
Fixed charges	4,435	7,786	7,059	7,839	8,528	6,811

Earnings available for fixed charges	7,030	12,228	10,060	10,739	11,108	9,324

Fixed Charges
Interest, debt, discount and expense	4,391	7,706	6,970	7,748	8,423	6,713
Portion of rentals representative of the interest factor	44	80	89	91	105	98

Total fixed charges	$4,435	$7,786	7,059	7,839	8,528	6,811
Ratio of earnings to fixed charges	1.59	1.57	1.43	1.37	1.30	1.37